

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 11, 2007

By facsimile to (212) 918-8989 and U.S. Mail

Mr. Tai-ming Ou
Chairman and Chief Executive Officer
China Clean Energy Inc.
17 Candlewood Drive
West Windsor, NJ 08550

Re: China Clean Energy Inc.
       Pre-effective Amendment 2 to Registration Statement on Form SB-2
       Filed May 25, 2007
       File No. 333-140132
       Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007
       File No. 333-126900

Dear Mr. Ou:

We reviewed the filings and have the comments below.

SB-2/A1

Liquidity and Capital Resources, page 21

1.   We have reviewed your response to prior comment 8. We note that some of your disclosures regarding your 2006 activities are repetitive. Please revise as appropriate.

Stock-Based Compensation, page F-10

2.   We have reviewed your response to prior comment 25. We note your disclosure that the fair value of your restricted stock was determined based on the last sale quoted on the OTC Bulletin Board, reduced by a restricted stock discount. It is unclear to us why you

have included a discount in determining the fair value of these shares. Please explain and tell us what specific accounting literature you referenced.

Note 11. Commitments and Contingencies, page F-14

3.   We have reviewed your response to prior comment 29. Please revise to disclose how you have considered FASB Staff Position No. EITF 00-19-2 in determining whether your registration rights agreement should be separately recognized and measured in accordance with SFAS 5.

4.   As previously requested, please ensure that your footnote disclosures on pages F-14 and F-24 regarding the terms of your registration rights agreement are consistent with your disclosures in your risk factors on page 15.

Undertakings, page II-6

5.   Refer to prior comment 34. As requested previously, include in paragraph 6 the second paragraph of the undertaking required by Item 512(e) of Regulation S-B that begins with the words "In the event that a claim for indemnification against such liabilities."

March 31, 2007 10-QSB

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 14

6.   For the shares of common stock issued to CCG Elite Investor Relations and Segue Ventures LLC on January 25, 2007, state the value of the shares issued. See Item 701(c) of Regulation S-B and comment 31 in our April 25, 2007 letter.

Item 3. Controls and Procedures, page 13

7.   We note your statement that disclosure controls and procedures are designed to ensure that information required to be disclosed in your Exchange Act reports is accumulated and communicated to management to allow timely decisions regarding required disclosure. Disclosure controls and procedures are also meant to be designed to ensure that material information required to be disclosed in your filings under the Exchange Act is recorded, processed, summarized, and reported within the specified time period. In addition, your conclusion regarding the effectiveness of your disclosure controls and procedures must cover both aspects of this design. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective in both respects. In addition, as noted in prior comment 38, if you chose to define disclosure controls and procedures in future filings, please ensure

that you include the complete definition. Alternatively, you may omit the definition. <u>See</u> Exchange Act Rule 13a-15(e).

<u>Closing</u>

File an amendment to the SB-2 in response to the comments. To expedite our review, CCE may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CCE thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CCE and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If CCE requests acceleration of the registration statement's effectiveness, CCE should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CCE from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CCE may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that CCE provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Patricia A. Armelin, Staff Accountant, at (202) 551-3747 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Harvey J. Kesner, Esq.
      Haynes and Boone, LLP
      153 East 53rd Street, Suite 4900
      New York, NY 10022